UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT
PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2018

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2017 audited financial statements appearing at the end of our Form 1-K, filed April 16, 2018, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

On October 18, 2017, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court. We are currently operating the business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. More information can be found in the section entitled “Bankruptcy Proceedings” under Item 1, of Part 2, of our Form 1-K filed April 16, 2018.

We continue to be subject to a Preliminary Injunction, or the PI, issued by the United States District Court for the Central District of California, or the California Court, in a legal action brought by Disney Enterprises, Inc., Lucasfilm, Ltd., LLC, Twentieth Century Fox Film Corporation, and Warner Bros. Entertainment, Inc, later joined by three (3) of their subsidiaries, MVL Film Finance, LLC., New Line Productions, Inc., and Turner Entertainment Co., or the Plaintiffs. We also refer to this as the Copyright Litigation. More information can be found in the section entitled "Legal Proceedings" under Item 1, of Part 2, of our Form 1-K filed April 16, 2018.

The issuance of the PI in the Copyright Litigation caused us to cease all business and revenue generating activities at the end of fiscal year 2016. In 2017, we developed and released a new version of our popular filtered streaming service designed to work in conjunction with an existing Licensed Streaming Service, or LSS. We refer to this new service as the LSS-Based Service. The LSS-Based Service was released to the public on June 13, 2017, and currently works with the following LSS’s: Netflix, Amazon Prime, Amazon Video, and Amazon Channels (HBO). We are currently prohibited from filtering and streaming content on the LSS-Based Service where the copyright is owned, or controlled, by the Plaintiffs, in the Copyright Litigation, due to uncertainty concerning whether the new service would violate the PI. Our attempts to have the California Court clarify whether the PI would apply to the new LSS-Based Service have been opposed by the Plaintiffs, even though the LSS-Based Service was designed to work in a manner consistent with their statements in court and eliminates all elements of economic harm alleged in their complaint filed against the Disc-Based Service, that led to the Copyright Litigation. We will continue to work towards a solution that provides the millions of American families who have used, or would use, VidAngel, with the technology necessary to privately stream and watch their favorite content without the distasteful parts. For a more detailed description of our Disc-Based Service, see “Current Operations” and “Suspended Operations” under Item 1, of Part 2, of our Form 1-K filed April 16, 2018.

On January 20, 2017, we filmed our very first episode of Dry Bar Comedy. To date, we have filmed 150+ comedians, spanning 3 seasons, and have cultivated a collection of comedy that can be watched, and loved, by everybody, everywhere. Our efforts are beginning to pay off as revenue directly related to Dry Bar Comedy has increased over 4,000% in the first six (6) months of Fiscal Year 2018.

VidAngel continues to produce its own streaming content and seek relationships with third-party artists, and other content creators. VidAngel recently partnered with The Chosen, LLC, or The Chosen, to provide technology and other consulting services, to assist them in raising funds using Tier 2 of the recently updated Regulation A of the Securities Act of 1933, or Reg A+. The Chosen is currently accepting investments to fund the production of, according to The Chosen, the first multi-season television series about the life of Jesus Christ. The offering was qualified by the Securities and Exchange commission, or the SEC, and is currently accepting investments. The project is the first of many planned, and, if successful, will result in a business model that will provide content creators with an alternative method to fund projects that might otherwise be ignored by Hollywood.

Results of Operations

The following represents our performance highlights:

	For the Period Ended June 30,			Change		Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
Revenues:
Revenues	$3,133,357	$190,666	$2,405,430	$2,942,691	1,543%	$(2,214,764)	-92%
Operating Expenses:
Cost of revenues	$1,181,625	$1,205,428	$815,284	$(23,803)	-2%	$390,144	48%
Sales and marketing	845,244	408,926	2,836,930	436,318	107%	(2,428,004)	-86%
General and administrative	841,457	910,541	525,802	(69,084)	-8%	384,739	73%
Legal	273,528	688,745	103,318	(415,217)	-60%	585,427	567%
Research and development	813,685	681,281	353,904	132,404	19%	327,377	93%
Total Operating Expenses:	3,955,539	3,894,921	4,635,238	60,618	2%	(740,317)	-16%
Loss from operations	(822,182)	(3,704,255)	(2,229,808)	2,882,074	-78%	(1,474,447)	66%

Period ended June 30, 2018, as compared to the period ended June 30, 2017

Revenues from the period ended June 30, 2018, increased 1,543% as compared to the period ended June 30, 2017. The substantial increase in revenues was primarily due to the creation, and growth, of the LSS-Based Service in an effort to recover from the cessation of business activities after the issuance of the PI in the Copyright Litigation.

The decrease in cost of revenues was primarily due to lower costs to produce Season 3 of Dry Bar Comedy. However, the reduction in production costs was offset by the increase in costs related to the video streaming and web hosting portion of the business.

The increase in marketing expenses was primarily due to the resumption of our normal marketing and advertising activities to promote the LSS-Based Service and grow our subscriber base. We had ceased the majority of those activities following the issuance of the PI in the Copyright Litigation which resulted in lower than normal marketing expenses for the period ended June 30, 2017.

The decrease in general and administrative expenses is primarily due to cost cutting efforts undertaken by management to conserve cash.

The decrease in legal expenses is primarily due to a reduction in legal fees paid to outside legal counsel stemming from lengthy waiting periods in between motion filings and from the automatic stay afforded by the voluntary filing of our Chapter 11 Bankruptcy. We fully expect that these costs will continue, and potentially increase, as we continue to defend against the Copyright Litigation.

The increase in research and development expense is primarily due to the cost of hiring new employees, while maintaining existing ones, to develop, and maintain, the LSS-Based Service. We are also developing technology related to new lines of potential business. We anticipate that these costs will increase as we build additional functionality, add new Licensed Streaming Services to the LSS-Based Service, and continue to develop new technology.

Period ended June 30, 2017 as compared to the period ended June 30, 2016

The decrease in revenues for 2017 is primarily due to the PI issued in the Copyright Litigation, the issuance of which forced us to cease all revenue generating activities at the end of FY 2016.

We saw a significant decrease in the cost of revenues in 2017 when compared to the same period in 2016. With the issuance of the preliminary injunction in the Copyright Litigation, we scaled back our server and infrastructure costs as much as possible. During the first 3 months of 2017, we were effectively operating the business at the minimum hosting cost level. Any further cost savings would have required the removal or archiving of data pertinent to the continuation of business operations. Beginning in April 2017, our hosting costs began increasing as we prepared for the launch of the new LSS-Based Service.

With the announcement in December 2016 of the creation of VidAngel Studios, we saw a sizeable increase in costs related directly to the production of the Dry Bar Comedy series. These costs are largely being expensed immediately, with certain long-term asset purchases being amortized over their useful lives. The first season of Dry Bar Comedy finished shooting at the end of April 2017, and all episodes had either been released, or were in post-production. The second season of Dry Bar Comedy began shooting in June 2017 and wrapped up shooting on September 29, 2017.

Following the issuance of the Preliminary Injunction in the Copyright Litigation, we ceased sales and marketing activities related to the Disc-Based Service. The remaining sales and marketing expenses were related to advertising and public relations expenses incurred in the ongoing legal battle, the promotion of the Dry Bar Comedy series, and communicating with our many customers and investors.

The increases in general and administrative expenses were largely related to efforts to lobby members of Congress to amend the Family Movie Act to better protect the right of American families to edit content they view in private.

The increase in legal expense is due to the high cost of defending the merits of our service in the Copyright Litigation. Legal expenses for fiscal year 2017 are expected to grow as we defend against the Plaintiffs’ damages and attorneys’ fee demands and seek to expand our new service to include titles owned by the plaintiffs in the Copyright Litigation.

The development of the LSS-Based Service was resource intensive and required significant investment to complete quickly. The increased research and development expense reflects the added cost of hiring consultants to assist with the development and coding of the new system. We anticipate that these costs will increase as we build additional functionality and add new Licensed Streaming Services to the LSS-Based Service.

Liquidity and Capital Resources

Going Concern

Our financial statements appearing elsewhere in this Form 1-SA, and in our Form 1-K filed April 16, 2018, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We incurred net losses of $6,722,004 and $4,621,997 for the years ended December 31, 2017 and 2016, respectively, and incurred a net loss of $813,120 for the period ended June 30, 2018. We used net cash of $7,874,872 and $1,415,728 for operating activities in the years ended December 31, 2017 and 2016, respectively, and $1,535,479 for operating activities in the period ended June 30, 2018. The net losses and use of cash for operating activities resulted from, among other things, marketing expenditures related to the acquisition of new customers, the research and subsequent development of technology for the new LSS-Based Service, production of the Dry Bar Comedy series, and legal expenses related to litigation activity we are currently involved in.

These conditions raise substantial doubt concerning our ability to continue as a going concern. The financial statements appearing elsewhere in this form 1-SA do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classifications of liabilities that might result from this uncertainty.

Operating and Capital Expenditure Requirements

To date we have funded our operations through private and public offerings of common stock. As of June 30, 2018, we had cash on hand of $1,323,572, of which $952,689 is restricted. We do not have any short or long-term notes payable. We project that our current cash equivalents and future cash generated from operating activities will provide sufficient liquidity to fund operations at our current burn rate for the foreseeable future. These projections are based on our current estimates for subscription sales, advertising revenue, cost structure, cash burn rate, and other operating assumptions.

In addition, we are exploring other alternatives, including additional equity financing, increasing the number of paying subscribers, reducing our operating expenses, or expanding other lines of business. At this time, we have no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all. If we are unable to obtain additional funding or maintain our existing cash outflows below that of our existing cash inflows, our financial condition and results of operations may be materially adversely affected, and we may not be able to continue operations.

Trends and Key Factors Affecting Our Performance

The issuance of the PI in the Copyright Litigation has had, and will continue to have, a material impact on our financial position. We are currently prohibited from filtering and streaming content for which the copyright is owned, or controlled, by the Plaintiffs that are party to the Copyright Litigation. We estimate that these titles comprised approximately 50% of titles available through our service when the PI took effect. To comply with the PI we ceased filtering and streaming all titles using the old Disc-Based Service. Upon release of the LSS-Based Service we resumed filtering and streaming titles for which the copyright is not owned, or controlled, by Plaintiffs that are party to the Copyright Litigation. In the meantime, we are actively pursuing alternative strategies that utilize our assets to generate new revenue streams.

We are currently operating our LSS-Based Service on top of existing services offered by Amazon, Netflix, and HBO, or the LSSs. Our service is dependent on functionality and data available from these LSSs, without which, it would be difficult for us to provide our customers with the great user experience they have become accustomed to. Also, if the LSSs were to actively block, or attempt to block, our services, or modify their systems to prevent us from verifying the validity of subscriber accounts, the user experience of our customers could suffer. If we are unable to maintain our user experience at an acceptable level or verify the validity of subscriptions to the LSSs, our ability to operate the LSS-Based Service could suffer. If we are unable to operate the LSS-Based Service, this will have a material impact on our financial position.

Item 2.    Other Information

None

Item 3.    Financial Statements

VIDANGEL, INC.

Unaudited Financial Statements
For the Six Months Ended June 30, 2018 and 2017

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2018 and 2017. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2017 and 2016.

  VIDANGEL, INC.
 Balance Sheets
As of June 30, 2018 and December 31, 2017

	June 30, 2018	December 31,
	(Unaudited)	2017
Assets

Current assets:
Cash and cash equivalents	$370,883	$1,920,052
Restricted cash	952,689	1,051,727
Accounts receivable	187,667	8,007
Prepaid expenses and other	45,706	125,582

Total current assets	1,556,945	3,105,368

Movie asset	1,443,820	1,443,820
Deposits	132,915	204,271
Property and equipment, net	91,123	128,534
Note receivable	292,765	126,725

Total assets	$3,517,568	$5,008,718

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$266,390	$519,187
Accrued expenses	323,697	510,891
Deferred revenue	3,943,313	4,184,411

Total current liabilities	4,533,400	5,214,489

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,383,449 and 21,377,191 shares issued
and outstanding, respectively	21,384	21,377
Additional paid-in capital	13,234,921	13,231,869
Accumulated deficit	(14,272,137)	(13,459,017)

Total stockholders' equity (deficit)	(1,015,832)	(205,771)

Total liabilities and stockholders' equity (deficit)	$3,517,568	$5,008,718

See accompanying notes to financial statements

  VIDANGEL, INC.
 Statements of Operations
For the Six Months Ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)

Revenues, net	$3,133,357	$190,666

Operating expenses:
Cost of revenues	1,181,625	1,205,428
Selling and marketing	845,244	408,926
General and administrative	841,457	910,541
Legal	273,528	688,745
Research and development	813,685	681,281

Total operating expenses	3,955,539	3,894,921

Operating loss	(822,182)	(3,704,255)

Other income (expense):
Interest income	9,062	16,341
Interest expense	-	(49)
Other expense, net		-

Total other expense, net	9,062	16,292

Loss before income taxes	(813,120)	(3,687,963)

Provision for income taxes	-	-

Net loss	$(813,120)	$(3,687,963)

See accompanying notes to financial statements

  VIDANGEL, INC.
Statements of Stockholders’ Equity (Deficit)
For the Six Months Ended June 30, 2018 (Unaudited) and the Year Ended December 31, 2017

						Total
		Common Stock		Additional		Stockholders'
	Class A Shares	Class B Shares	Amount	Paid-in Capital	Accumulated Deficit	Equity (Deficit)

Balance as of January 1, 2017	18,008,908	2,991,752	$21,001	$12,203,478	$(6,737,013)	$5,487,466

Issuance of common stock,
net of issuance costs of $307,166	-	321,583	321	964,838		965,159

Stock options excercised	54,948	-	55	27,419	-	27,474

Stock-based compensation expense	-	-	-	36,134	-	36,134

Net loss	-	-	-	-	(6,722,004)	(6,722,004)

Balance as of December 31, 2017	18,063,856	3,313,335	21,377	13,231,869	(13,459,017)	(205,771)

Stock options excercised	6,258	-	7	3,052	-	3,059

Net loss	-	-	-	-	(813,120)	(813,120)

Balance as of June 30, 2018	18,070,114	3,313,335	$21,384	$13,234,921	$(14,272,137)	$(1,015,832)

See accompanying notes to financial statements

  VIDANGEL, INC.
Statements of Cash Flows
For the Six Months Ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	$(813,120)	$(3,687,963)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	54,160	103,205
Decrease (increase) in:
Restricted cash	99,038	455,813
Accounts receivable	(179,660)	359,232
Prepaid expenses and other assets	(14,808)	(380,253)
Movie inventory	-	126,999
Increase (decrease) in:
Accounts payable and accrued expenses	(439,991)	(781,782)
Deferred revenue	(241,098)	(313,339)
Escrow obligation	-	(456,579)

Net cash used in operating activities	(1,535,479)	(4,574,667)

Cash flows from investing activities:
Purchase of property and equipment	(16,749)	(252,125)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	3,059	963,756
Exercise of stock options		-

Net cash provided by financing activities	3,059	963,756

Net change in cash and cash equivalents	(1,549,169)	(3,863,036)

Cash and cash equivalents at beginning of period	1,920,052	9,084,448

Cash and cash equivalents at end of period	$370,883	$5,221,412

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$49

See accompanying notes to financial statements

VIDANGEL, INC.
Notes to Financial Statements
For the Six Months Ended June 30, 2018 (Unaudited)

The financial information presented in these unaudited financial statements should be read in conjunction with the entity’s latest annual audited financial statements.

1. Basis of Presentation
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2018, are not indicative of the results expected for the entire fiscal year.

2. Description of Organization and Summary of Significant Accounting Policies
Organization
VidAngel, Inc. (the “Company”) was incorporated on November 13, 2013, as a Utah limited liability company. On February 7, 2014, the Company converted to a Delaware corporation. The Company has developed, and sells, the most widely used filtering technology available to give customers the unprecedented ability to remove objectionable content from motion pictures they watch in their own homes. The Company also produces its own original comedy series for fun and family-friendly laughs.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2018, these cash equivalents consisted of money market accounts.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2018 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie inventory is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie inventory is depreciated over the estimated economic useful life to the estimated salvage value. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for obsolete inventory was necessary as of June 30, 2018.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Furniture and fixtures	3 years
Production equipment	1 year
Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of June 30, 2018.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2018 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition (Pre-injunction)
The Company previously resold Blu-Ray and DVD discs to its customers for a fixed price of $20. Upon purchase of the disc, customers agreed to have the Company retain physical custody of the purchased disc until such a time that they either requested to have the disc shipped to them directly, or they decided to sell the disc back to the Company at an agreed price, which reduced $1 per day for DVD discs, and $2 per day for Blu-Ray discs. While the customer owned the disc, the Company gave them access to a patented video streaming technology that permitted them to direct their individual viewing experience by allowing them to remove certain audio or video segments containing material they consider distasteful. Access to this technology was available during the entire period they owned the disc purchased from the Company and was extinguished when they sold the disc back to the Company. Revenue was recognized when all the following criteria were met: (1) persuasive evidence of an arrangement existed, (2) services had been rendered, (3) the Company’s price to the buyer was fixed or determinable, and (4) collectability was reasonably assured.

The Company separated its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of a disc.

Transactions that had a short-term ownership of a disc exhibited a very short ownership time period, and usually on average sold the disc back to the Company within 5 hours.  For these transactions, the Company recognized revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceased upon the customer’s sale back of the disc.  More than 99% of the Company’s transactions were short-term.

Transactions that had a long-term ownership exhibited a longer period of time of ownership – in excess of 20 days.  The majority of the customers who entered long-term transactions appeared to be building a library of movie titles and may have owned the associated discs indefinitely.  The Company estimated the expected period of the long-term transactions, and recognized revenue based on a subscription model, or ratably over the expected term.

Cash received from customers prior to recognition of revenue was recorded as deferred revenue.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 3.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2018 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition (Post-injunction)
Post-injunction the Company offers its customers filtering subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a fixed rate of $1.99 - $9.99 per month. Customers are charged the full price at the start of the subscription period, which is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. While customers have an active subscription, they are provided access to our patented video streaming technology that permits them to direct their individual viewing experience by choosing to remove certain audio or video segments containing material they consider distasteful, in conjunction with popular video streaming platforms. Access to this technology is available during the entire subscription period and is extinguished at the end of any subscription period during which the customer cancels the subscription.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $444,241 for the six months ended June 30, 2018.

3. Commitments and Contingncies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

VIDANGEL, INC.
Notes to Financial Statements
Continued
For the Six Months Ended June 30, 2018 (Unaudited)

3. Commitments and Contingncies Continued
The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of this report management has determined that an adverse outcome on one or more of the claims is probable, but not estimable, and has not accrued any estimated losses related to these matters. Expectations may change in the future as the litigation and events related thereto unfold. For the six months ended June 30, 2018 the Company incurred $273,528 in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

The Company has determined that an adverse outcome in litigation brought by Disney Enterprises, Inc., Twentieth Century Fox Film Corporation, Warner Bros. Entertainment, Inc., LucasFilm Ltd., LLC., MVL Film Finance, LLC., New Line Production, Inc., and Turner Entertainment Co., or, collectively, the Plaintiffs, is probable. The Plaintiffs are seeking monetary damages, costs, and attorneys’ fees related to their claims that the Company violated their exclusive rights under US copyright law. The Company does not believe that the amount of the loss is reasonably estimable as required under ASC 450-20-5, and therefore has not accrued any losses related to the litigation.

4. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s stockholders. For the six months ended June 30, 2018, the Company incurred expenses of $432,967 to the related party for marketing services.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 28, 2018.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 28, 2018
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Director of Finance	September 28, 2018
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	September 28, 2018
Dalton Wright

/s/ Paul Ahlstrom	Director	September 28, 2018
Paul Ahlstrom